Exhibit 99.2
Shell plc
Three month period ended March 31, 2024
Unaudited Condensed Interim Financial Report
Shell plc            Unaudited Condensed Interim Financial Report            1

SHELL PLC 1st QUARTER 2024 UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million
Q1 2024	Q4 2023	Q1 2023	%¹		Reference
7,358	474	8,709	+1,453	Income/(loss) attributable to Shell plc shareholders
7,734	7,306	9,646	+6	Adjusted Earnings	A
18,711	16,335	21,432	+15	Adjusted EBITDA	A
13,330	12,575	14,159	+6	Cash flow from operating activities
(3,528)	(5,657)	(4,238)		Cash flow from investing activities
9,802	6,918	9,921		Free cash flow	G
4,493	7,113	6,501		Cash capital expenditure	C
8,997	10,897	9,312	-17	Operating expenses	F
9,054	10,565	9,293	-14	Underlying operating expenses	F
12.0%	12.8%	18.1%		ROACE[2]	D
79,931	81,541	85,142		Total debt	E
40,513	43,542	44,224		Net debt	E
17.7%	18.8%	18.4%		Gearing	E
2,911	2,827	2,902	+3	Oil and gas production available for sale (thousand boe/d)
1.14	0.07	1.26	+1,529	Basic earnings per share ($)
1.20	1.11	1.39	+8	Adjusted Earnings per share ($)	B
0.3440	0.3440	0.2875	—	Dividend per share ($)
1.Q1 on Q4 change
2.Effective first quarter 2024, the definition has been amended and comparative information has been revised. See Reference D.
Quarter Analysis1
Income attributable to Shell plc shareholders, compared with the fourth quarter 2023, reflected lower operating expenses, higher margins from crude and oil products trading and optimisation, and higher refining margins, partly offset by lower LNG trading and optimisation margins, and unfavourable tax movements in comparison to the fourth quarter 2023.
First quarter 2024 income attributable to Shell plc shareholders also included unfavourable movements due to the fair value accounting of commodity derivatives, and favourable differences in exchange rates and inflationary adjustments on deferred tax. These items are included in identified items amounting to a net loss of $0.6 billion in the quarter. This compares with identified items in the fourth quarter 2023 which amounted to a net loss of $6.0 billion, and included net impairment charges and reversals ($3.9 billion), and unfavourable movements due to the fair value accounting of commodity derivatives.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as income attributable to Shell plc shareholders and adjusted for the above identified items and the cost of supplies adjustment of negative $0.3 billion.
Cash flow from operating activities for the first quarter 2024 was $13.3 billion, and primarily driven by Adjusted EBITDA, partly offset by a working capital outflow of $2.8 billion, and tax payments of $2.6 billion. The working capital outflow mainly reflected accounts receivable and payable movements, and inventory movements due to higher crude and oil products prices.
Cash flow from investing activities for the quarter was an outflow of $3.5 billion, and included cash capital expenditure of $4.5 billion, and divestment proceeds of $1.0 billion.
Net debt and Gearing: At the end of the first quarter 2024, net debt was $40.5 billion, compared with $43.5 billion at the end of the fourth quarter 2023, mainly reflecting free cash flow, partly offset by share buybacks, cash dividends paid to Shell plc shareholders, interest payments, and lease additions. Gearing was 17.7% at the end of the first quarter 2024, compared with 18.8% at the end of the fourth quarter 2023, driven by lower net debt.
Shell plc            Unaudited Condensed Interim Financial Report            2

Shareholder distributions
Total shareholder distributions in the quarter amounted to $5.0 billion comprising repurchases of shares of $2.8 billion and cash dividends paid to Shell plc shareholders of $2.2 billion. Dividends declared to Shell plc shareholders for the first quarter 2024 amount to $0.3440 per share. Shell has now completed $3.5 billion of share buybacks announced in the fourth quarter 2023 results announcement. Today, Shell announces a share buyback programme of $3.5 billion which is expected to be completed by the second quarter 2024 results announcement.
This Unaudited Condensed Interim Financial Report, together with supplementary financial and operational disclosure for this quarter, is available at www.shell.com/investors 3.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
3.Not incorporated by reference.
FIRST QUARTER 2024 PORTFOLIO DEVELOPMENTS
Upstream
In January 2024, we reached an agreement to sell The Shell Petroleum Development Company of Nigeria Limited (SPDC) to Renaissance. Completion of the transaction is subject to approvals by the Federal Government of Nigeria and other conditions.
Chemicals and Products
In January 2024, we announced the final investment decision to convert the hydrocracker of the Wesseling site at the Energy and Chemicals Park Rheinland in Germany into a production unit for Group III base oils, used in making high-quality lubricants such as engine and transmission oils. Crude oil processing will end at the Wesseling site by 2025 but will continue at the Godorf site.
Shell plc            Unaudited Condensed Interim Financial Report            3

PERFORMANCE BY SEGMENT
INTEGRATED GAS

Quarters				$ million
Q1 2024	Q4 2023	Q1 2023	%¹		Reference
2,761	1,733	2,412	+59	Segment earnings[2]
(919)	(2,235)	(2,506)		Of which: Identified items	A
3,680	3,968	4,919	-7	Adjusted Earnings[2]	A
6,136	6,584	7,484	-7	Adjusted EBITDA[2]	A
4,712	3,597	6,286	+31	Cash flow from operating activities	A
1,041	1,196	813		Cash capital expenditure	C
137	113	138	+22	Liquids production available for sale (thousand b/d)
4,954	4,570	4,825	+8	Natural gas production available for sale (million scf/d)
992	901	970	+10	Total production available for sale (thousand boe/d)
7.58	7.06	7.19	+7	LNG liquefaction volumes (million tonnes)
16.87	18.09	16.97	-7	LNG sales volumes (million tonnes)
1.Q1 on Q4 change
2.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
Integrated Gas includes liquefied natural gas (LNG), conversion of natural gas into gas-to-liquids (GTL) fuels and other products. It includes natural gas and liquids exploration and extraction, and the operation of the upstream and midstream infrastructure necessary to deliver these to market. Integrated Gas also includes the marketing, trading and optimisation of LNG.
Quarter Analysis1
Segment earnings, compared with the fourth quarter 2023, reflected the net effect of lower contributions from trading and optimisation and higher realised prices (decrease of $1,153 million), partly offset by favourable deferred tax movements ($327 million), higher volumes (increase of $276 million), and lower operating expenses (decrease of $213 million).
First quarter 2024 segment earnings also included unfavourable movements of $887 million due to the fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases and sales. As these commodity derivatives are measured at fair value, this creates an accounting mismatch over periods. These unfavourable movements are part of identified items and compare with the fourth quarter 2023 which included unfavourable movements of $1,587 million due to the fair value accounting of commodity derivatives, and impairment charges of $547 million.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA and working capital inflows of $275 million, partly offset by net cash outflows related to derivatives of $1,080 million, and tax payments of $467 million.
Total oil and gas production compared with the fourth quarter 2023 increased by 10% mainly due to lower maintenance at Prelude and Pearl GTL. LNG liquefaction volumes increased by 7% mainly due to lower maintenance at Prelude.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
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UPSTREAM

Quarters				$ million
Q1 2024	Q4 2023	Q1 2023	%¹		Reference
2,272	2,151	2,789	+6	Segment earnings[2]
339	(909)	(21)		Of which: Identified items	A
1,933	3,060	2,810	-37	Adjusted Earnings[2]	A
7,888	7,872	8,849	—	Adjusted EBITDA[2]	A
5,727	5,787	5,808	-1	Cash flow from operating activities	A
2,010	2,436	1,870		Cash capital expenditure	C
1,331	1,361	1,346	-2	Liquids production available for sale (thousand b/d)
3,136	2,952	3,078	+6	Natural gas production available for sale (million scf/d)
1,872	1,870	1,877	—	Total production available for sale (thousand boe/d)
1.Q1 on Q4 change
2.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
The Upstream segment includes exploration and extraction of crude oil, natural gas and natural gas liquids. It also markets and transports oil and gas, and operates the infrastructure necessary to deliver them to the market.
Quarter Analysis1
Segment earnings, compared with the fourth quarter 2023, reflected deferred tax help in the fourth quarter 2023 resulting in unfavourable tax movements ($852 million) and higher well write-offs (increase of $383 million).
Furthermore, the first quarter 2024 segment earnings included a gain of $460 million related to the impact of inflationary adjustments in Argentina on a deferred tax position, partly offset by net impairment charges and reversals of $102 million. These gains and charges are part of identified items, and compare with the fourth quarter 2023 which included net impairment charges and reversals of $454 million, charges of $424 million related to the impact of the weakening Argentine peso on a deferred tax position, and legal provisions of $358 million, partly offset by a gain of $182 million due to the impact of the discount rate change on provisions.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, partly offset by tax payments of $1,802 million.
Total production was in line with the fourth quarter 2023. Higher scheduled maintenance was fully offset by improved performance and new oil delivery.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
Shell plc            Unaudited Condensed Interim Financial Report            5

MARKETING

Quarters				$ million
Q1 2024	Q4 2023	Q1 2023	%¹		Reference
774	226	1,184	+242	Segment earnings[2,3]
(7)	(567)	238		Of which: Identified items[3]	A
781	794	946	-2	Adjusted Earnings[2,3]	A
1,686	1,500	1,714	+12	Adjusted EBITDA[2,3]	A
1,319	1,767	2,101	-25	Cash flow from operating activities[3]	A
465	1,385	2,737		Cash capital expenditure[3]	C
2,763	2,997	2,945	-8	Marketing sales volumes (thousand b/d)[3]
1.Q1 on Q4 change
2.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
3.Wholesale commercial fuels, previously reported in the Chemicals and Products segment, is reported in the Marketing segment (Mobility) with effect from Q1 2024. Comparative information for the Marketing segment and the Chemicals and Products segment has been revised.

The Marketing segment comprises the Mobility, Lubricants, and Sectors and Decarbonisation businesses. The Mobility business operates Shell’s retail network including electric vehicle charging services and the Wholesale commercial fuels business which provides fuels for transport, industry and heating. The Lubricants business produces, markets and sells lubricants for road transport, and machinery used in manufacturing, mining, power generation, agriculture and construction. The Sectors and Decarbonisation business sells fuels, speciality products and services including low-carbon energy solutions to a broad range of commercial customers including the aviation, marine, and agricultural sectors.
Quarter Analysis1
Segment earnings, compared with the fourth quarter 2023, reflected lower operating expenses (decrease of $234 million), offset by higher tax charges (increase of $160 million) due to incidental tax helps in the fourth quarter 2023. Marketing margins were in line with the fourth quarter 2023 and included higher Lubricants margins due to seasonality offset by lower Mobility margins due to seasonality and lower Sectors and Decarbonisation margins.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, the timing impact of payments relating to emission certificates and biofuel programmes of $427 million, non-cash cost-of-sales (CCS) adjustments of $153 million and dividends (net of profits) from joint ventures and associates of $93 million. These inflows were partly offset by working capital outflows of $792 million and tax payments of $175 million.
Marketing sales volumes (comprising hydrocarbon sales), compared with the fourth quarter 2023, decreased mainly due to seasonality.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
Shell plc            Unaudited Condensed Interim Financial Report            6

CHEMICALS AND PRODUCTS

Quarters				$ million
Q1 2024	Q4 2023	Q1 2023	%¹		Reference
1,157	(1,828)	1,753	+163	Segment earnings[2,3]
(458)	(1,857)	46		Of which: Identified items[3]	A
1,615	29	1,707	+5,476	Adjusted Earnings[2,3]	A
2,826	670	2,915	+322	Adjusted EBITDA[2,3]	A
(349)	1,150	1,275	-130	Cash flow from operating activities[3]	A
500	986	561		Cash capital expenditure[3]	C
1,430	1,315	1,413	+9	Refinery processing intake (thousand b/d)
2,883	2,588	2,831	11	Chemicals sales volumes (thousand tonnes)
1.Q1 on Q4 change
2.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
3.Wholesale commercial fuels, previously reported in the Chemicals and Products segment, is reported in the Marketing segment (Mobility) with effect from Q1 2024. Comparative information for the Marketing segment and the Chemicals and Products segment has been revised.

The Chemicals and Products segment includes chemicals manufacturing plants with their own marketing network, and refineries which turn crude oil and other feedstocks into a range of oil products which are moved and marketed around the world for domestic, industrial and transport use. The segment also includes the pipeline business, trading and optimisation of crude oil, oil products and petrochemicals, and Oil Sands activities (the extraction of bitumen from mined oil sands and its conversion into synthetic crude oil).
Quarter Analysis1
Segment earnings, compared with the fourth quarter 2023, reflected higher Products margins (increase of $1,197 million) mainly driven by higher margins from trading and optimisation and higher refining margins due to higher utilisation and global supply disruptions. Segment earnings also reflected higher Chemicals margins (increase of $291 million) due to improved margin environment and utilisation and also included higher income from joint ventures and associates. In addition, the first quarter 2024 reflected lower operating expenses (decrease of $174 million).
First quarter 2024 segment earnings also included unfavourable movements of $319 million due to the fair value accounting of commodity derivatives and impairment charges of $152 million. These unfavourable movements and charges are part of identified items, and compare with the fourth quarter 2023 which included net impairment charges and reversals of $1,968 million mainly relating to the Chemicals assets in Singapore, and charges of $78 million related to redundancy and restructuring partly offset by favourable movements of $138 million due to the fair value accounting of commodity derivatives.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items. In the first quarter 2024, Chemicals had negative Adjusted Earnings of $113 million and Products had positive Adjusted Earnings of $1,729 million.
Cash flow from operating activities for the quarter was primarily driven by outflows relating to working capital of $2,639 million, commodity derivatives of $402 million, the timing impact of payments relating to emission certificates and biofuel programmes of $185 million, and legal provisions of $180 million. These outflows were partly offset by Adjusted EBITDA, and non-cash cost-of-sales (CCS) adjustments of $207 million.
Chemicals manufacturing plant utilisation was 73% compared with 62% in the fourth quarter 2023, due to lower planned and unplanned maintenance in North America.
Refinery utilisation was 91% compared with 81% in the fourth quarter 2023, due to lower planned maintenance in North America.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
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RENEWABLES AND ENERGY SOLUTIONS

Quarters				$ million
Q1 2024	Q4 2023	Q1 2023	%¹		Reference
553	(272)	2,205	+303	Segment earnings[2]
390	(445)	1,810		Of which: Identified items	A
163	173	395	-6	Adjusted Earnings[2]	A
267	253	676	+6	Adjusted EBITDA[2]	A
2,466	(1,265)	1,091	+295	Cash flow from operating activities	A
438	1,026	440		Cash capital expenditure	C
77	68	68	+14	External power sales (terawatt hours)[3]
190	175	221	+9	Sales of pipeline gas to end-use customers (terawatt hours)[4]
1.Q1 on Q4 change
2.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
3.Physical power sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders.
4.Physical natural gas sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders. Excluding sales of natural gas by other segments and LNG sales.
Renewables and Energy Solutions includes activities such as renewable power generation, the marketing and trading and optimisation of power and pipeline gas, as well as carbon credits, and digitally enabled customer solutions. It also includes the production and marketing of hydrogen, development of commercial carbon capture and storage hubs, investment in nature-based projects that avoid or reduce carbon emissions, and Shell Ventures, which invests in companies that work to accelerate the energy and mobility transformation.
Quarter Analysis1
Segment earnings, compared with the fourth quarter 2023, reflected lower margins (decrease of $233 million) mainly due to trading and optimisation, partly offset by lower operating expenses (decrease of $231 million).
First quarter 2024 segment earnings also included favourable movements of $306 million due to the fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases, sales and inventory. As these commodity derivatives are measured at fair value, this creates an accounting mismatch over periods. These favourable movements are part of identified items and compare with the fourth quarter 2023 which included impairment charges of $551 million, partly offset by favourable movements of $125 million due to the fair value accounting of commodity derivatives.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items. Loss-making Renewables and Energy Solutions activities were more than offset by the positive Adjusted Earnings from trading and optimisation.
Cash flow from operating activities for the quarter was primarily driven by net cash inflows related to derivatives of $1,979 million, working capital inflows of $481 million, and Adjusted EBITDA, partly offset by tax payments of $244 million.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
Additional Growth Measures

Quarters
Q1 2024	Q4 2023	Q1 2023	%¹
				Renewable power generation capacity (gigawatt):
3.2	2.5	2.3	+28	– In operation[2]
3.5	4.1	4.0	-13	– Under construction and/or committed for sale[3]
1.Q1 on Q4 change
2.Shell's equity share of renewable generation capacity post commercial operation date. It excludes Shell's equity share of associates where information cannot be obtained.
3.Shell's equity share of renewable generation capacity under construction and/or committed for sale under long-term offtake agreements (PPA). It excludes Shell's equity share of associates where information cannot be obtained.

Shell plc            Unaudited Condensed Interim Financial Report            8

CORPORATE

Quarters			$ million
Q1 2024	Q4 2023	Q1 2023		Reference
(354)	(629)	(1,082)	Segment earnings[1,2]
14	(19)	(24)	Of which: Identified items	A
(368)	(609)	(1,058)	Adjusted Earnings[1,2]	A
(92)	(544)	(207)	Adjusted EBITDA[1,2]	A
(545)	1,540	(2,403)	Cash flow from operating activities	A
1.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
2.From the first quarter 2024, Shell's longer-term innovation portfolio is managed centrally and hence reported as part of the Corporate segment (previously all other segments). Prior period comparatives have been revised to conform with current year presentation with an offsetting impact on all the other segments.
The Corporate segment covers the non-operating activities supporting Shell. It comprises Shell’s holdings and treasury organisation, headquarters and central functions, self-insurance activities and centrally managed longer-term innovation portfolio. All finance expense, income and related taxes are included in Corporate segment earnings rather than in the earnings of business segments.
Quarter Analysis1
Segment earnings, compared with the fourth quarter 2023, reflected favourable movements in currency exchange rate effects and lower operating expenses, partly offset by an unfavourable movement in tax credits.
Adjusted EBITDA2 was mainly driven by favourable currency exchange rate effects and lower operating expenses.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
OUTLOOK FOR THE SECOND QUARTER 2024
Cash capital expenditure for full year 2024 is expected to be within $22 - $25 billion.
Integrated Gas production is expected to be approximately 920 - 980 thousand boe/d. LNG liquefaction volumes are expected to be approximately 6.8 - 7.4 million tonnes. Production and LNG liquefaction outlook reflects seasonality (higher maintenance).
Upstream production is expected to be approximately 1,630 - 1,830 thousand boe/d. Production outlook reflects the scheduled maintenance across the portfolio.
Marketing sales volumes are expected to be approximately 2,700 - 3,200 thousand b/d.
Refinery utilisation is expected to be approximately 87% - 95%. Chemicals manufacturing plant utilisation is expected to be approximately 72% - 80%.
Corporate Adjusted Earnings are expected to be a net expense of approximately $400 - $600 million in the second quarter and a net expense of approximately $1,700 - $2,300 million for the full year 2024. This excludes the impact of currency exchange rate and fair value accounting effects.
FORTHCOMING EVENTS

Date	Event
May 21, 2024	Annual General Meeting
August 1, 2024	Second quarter 2024 results and dividends
October 31, 2024	Third quarter 2024 results and dividends
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UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million
Q1 2024	Q4 2023	Q1 2023
72,478	78,732	86,959	Revenue[1]
1,318	768	1,581	Share of profit/(loss) of joint ventures and associates
907	631	481	Interest and other income/(expenses)[2]
74,703	80,131	89,021	Total revenue and other income/(expenses)
46,867	54,745	57,502	Purchases
5,810	6,807	6,008	Production and manufacturing expenses
2,975	3,621	3,051	Selling, distribution and administrative expenses
212	469	253	Research and development
750	467	404	Exploration
5,881	11,221	6,285	Depreciation, depletion and amortisation[2]
1,164	1,166	1,165	Interest expense
63,659	78,496	74,667	Total expenditure
11,044	1,635	14,354	Income/(loss) before taxation
3,604	1,099	5,582	Taxation charge/(credit)[2]
7,439	536	8,772	Income/(loss) for the period
82	62	64	Income/(loss) attributable to non-controlling interest
7,358	474	8,709	Income/(loss) attributable to Shell plc shareholders
1.14	0.07	1.26	Basic earnings per share ($)[3]
1.13	0.07	1.25	Diluted earnings per share ($)[3]
1.    See Note 2 “Segment information”.
2.    See Note 8 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
3    See Note 4 “Earnings per share”.
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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million
Q1 2024	Q4 2023	Q1 2023
7,439	536	8,772	Income/(loss) for the period
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
(1,995)	2,571	553	– Currency translation differences
(6)	29	18	– Debt instruments remeasurements
53	11	(180)	– Cash flow hedging gains/(losses)
—	—	(52)	– Net investment hedging gains/(losses)
(14)	(53)	(2)	– Deferred cost of hedging
(12)	135	(35)	– Share of other comprehensive income/(loss) of joint ventures and associates
(1,974)	2,692	302	Total
			Items that are not reclassified to income in later periods:
439	(1,207)	(32)	– Retirement benefits remeasurements
78	(84)	8	– Equity instruments remeasurements
10	(186)	(8)	– Share of other comprehensive income/(loss) of joint ventures and associates
528	(1,477)	(33)	Total
(1,445)	1,215	269	Other comprehensive income/(loss) for the period
5,994	1,750	9,041	Comprehensive income/(loss) for the period
56	96	84	Comprehensive income/(loss) attributable to non-controlling interest
5,937	1,654	8,958	Comprehensive income/(loss) attributable to Shell plc shareholders

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CONDENSED CONSOLIDATED BALANCE SHEET

$ million
	March 31, 2024	December 31, 2023
Assets
Non-current assets
Goodwill	16,554	16,660
Other intangible assets	9,999	10,253
Property, plant and equipment	191,952	194,835
Joint ventures and associates	25,113	24,457
Investments in securities	3,033	3,246
Deferred tax	6,217	6,454
Retirement benefits	9,151	9,151
Trade and other receivables	6,548	6,298
Derivative financial instruments²	381	801
	268,948	272,155
Current assets
Inventories	26,471	26,019
Trade and other receivables	53,178	53,273
Derivative financial instruments²	12,730	15,098
Cash and cash equivalents	39,949	38,774
	132,329	133,164
Assets classified as held for sale[1]	762	951
	133,091	134,115
Total assets	402,039	406,270
Liabilities
Non-current liabilities
Debt	68,886	71,610
Trade and other payables	3,909	3,103
Derivative financial instruments²	2,338	2,301
Deferred tax	15,179	15,347
Retirement benefits	7,101	7,549
Decommissioning and other provisions	22,412	22,531
	119,824	122,441
Current liabilities
Debt	11,046	9,931
Trade and other payables	65,997	68,237
Derivative financial instruments²	8,919	9,529
Income taxes payable	3,940	3,422
Decommissioning and other provisions	3,714	4,041
	93,615	95,160
Liabilities directly associated with assets classified as held for sale[1]	296	307
	93,911	95,467
Total liabilities	213,735	217,908
Equity attributable to Shell plc shareholders	186,565	186,607
Non-controlling interest	1,739	1,755
Total equity	188,304	188,362
Total liabilities and equity	402,039	406,270
1.    See Note 8 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
2.    See Note 7 “Derivative financial instruments and debt excluding lease liabilities”.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves²	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2024	544	(997)	21,145	165,915	186,607	1,755	188,362
Comprehensive income/(loss) for the period	—	—	(1,420)	7,358	5,937	56	5,994
Transfer from other comprehensive income	—	—	138	(138)	—	—	—
Dividends³	—	—	—	(2,210)	(2,210)	(68)	(2,278)
Repurchases of shares[4]	(7)	—	7	(3,502)	(3,502)	—	(3,502)
Share-based compensation	—	543	(426)	(392)	(275)	—	(275)
Other changes	—	—	—	8	8	(4)	4
At March 31, 2024	537	(455)	19,445	167,038	186,565	1,739	188,304
At January 1, 2023	584	(726)	21,132	169,482	190,472	2,125	192,597
Comprehensive income/(loss) for the period	—	—	250	8,708	8,958	84	9,041
Transfer from other comprehensive income	—	—	(114)	114	—	—	—
Dividends[3]	—	—	—	(2,030)	(2,030)	(10)	(2,040)
Repurchases of shares[4]	(12)	—	12	(4,018)	(4,018)	—	(4,018)
Share-based compensation	—	501	(372)	(191)	(62)	—	(62)
Other changes	—	—	—	(2)	(2)	14	12
At March 31, 2023	572	(227)	20,908	172,063	193,317	2,214	195,530
1.    See Note 5 “Share capital”.
2.    See Note 6 “Other reserves”.
3.    The amount charged to retained earnings is based on prevailing exchange rates on payment date.
4.     Includes shares committed to repurchase under an irrevocable contract and repurchases subject to settlement at the end of the quarter.

Shell plc            Unaudited Condensed Interim Financial Report            13

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million
Q1 2024	Q4 2023	Q1 2023
11,044	1,635	14,354	Income before taxation for the period
			Adjustment for:
576	571	664	– Interest expense (net)
5,881	11,221	6,285	– Depreciation, depletion and amortisation[1]
554	243	236	– Exploration well write-offs
(10)	(222)	(45)	– Net (gains)/losses on sale and revaluation of non-current assets and businesses
(1,318)	(768)	(1,581)	– Share of (profit)/loss of joint ventures and associates
738	1,145	896	– Dividends received from joint ventures and associates
(608)	4,088	4,217	– (Increase)/decrease in inventories
(195)	(704)	5,943	– (Increase)/decrease in current receivables
(1,949)	(701)	(10,806)	– Increase/(decrease) in current payables[2]
1,386	328	(2,336)	– Derivative financial instruments
(61)	(68)	15	– Retirement benefits
(600)	430	(210)	– Decommissioning and other provisions[2]
509	(1,021)	(330)	– Other[1]
(2,616)	(3,604)	(3,144)	Tax paid
13,330	12,575	14,159	Cash flow from operating activities
(3,980)	(6,960)	(6,161)	Capital expenditure
(500)	(109)	(307)	Investments in joint ventures and associates
(13)	(44)	(33)	Investments in equity securities
(4,493)	(7,113)	(6,501)	Cash capital expenditure
323	540	1,479	Proceeds from sale of property, plant and equipment and businesses
133	49	257	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans
569	24	2	Proceeds from sale of equity securities
577	568	448	Interest received
857	960	700	Other investing cash inflows
(1,494)	(685)	(623)	Other investing cash outflows[1]
(3,528)	(5,657)	(4,238)	Cash flow from investing activities
(107)	(27)	(86)	Net increase/(decrease) in debt with maturity period within three months
			Other debt:
167	64	415	– New borrowings
(1,532)	(4,054)	(1,453)	– Repayments
(911)	(1,366)	(869)	Interest paid
(297)	702	200	Derivative financial instruments
(4)	(1)	(30)	Change in non-controlling interest
			Cash dividends paid to:
(2,210)	(2,201)	(2,029)	– Shell plc shareholders
(68)	(128)	(10)	– Non-controlling interest
(2,824)	(3,977)	(4,291)	Repurchases of shares
(462)	(714)	(232)	Shares held in trust: net sales/(purchases) and dividends received
(8,248)	(11,703)	(8,385)	Cash flow from financing activities
(379)	529	293	Effects of exchange rate changes on cash and cash equivalents
1,175	(4,256)	1,829	Increase/(decrease) in cash and cash equivalents
38,774	43,031	40,246	Cash and cash equivalents at beginning of period
39,949	38,774	42,074	Cash and cash equivalents at end of period
1. See Note 8 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
2.To further enhance consistency between working capital and the Balance Sheet and the Statement of Cash Flows, from January 1, 2024, onwards movements in current other provisions are recognised in 'Decommissioning and other provisions' instead of 'Increase/(decrease) in current payables'. Comparatives for the fourth quarter 2023 and first quarter 2023 have been reclassified accordingly by $653 million and $126 million respectively to conform with current period presentation.
Shell plc            Unaudited Condensed Interim Financial Report            14

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1.    Basis of preparation
These unaudited Condensed Consolidated Interim Financial Statements of Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and on the basis of the same accounting principles as those used in the Company's Annual Report and Accounts (pages 244 to 316) for the year ended December 31, 2023 as will be filed with the Registrar of Companies for England and Wales and as filed with the Autoriteit Financiële Markten (the Netherlands) and Form 20-F (pages 217 to 290) for the year ended December 31, 2023 as filed with the US Securities and Exchange Commission, and should be read in conjunction with these filings.
The financial information presented in the unaudited Condensed Consolidated Interim Financial Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2023 were published in Shell's Annual Report and Accounts, a copy of which was delivered to the Registrar of Companies for England and Wales, and in Shell's Form 20-F. The auditor's report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.
2.    Segment information
REVENUE AND CCS EARNINGS BY SEGMENT
Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.
From the first quarter 2024, Wholesale commercial fuels forms part of Mobility with inclusion in the Marketing segment (previously Chemicals and Products segment). The change in segmentation reflects the increasing alignment between the economic characteristics of wholesale commercial fuels and other Mobility businesses, and is consistent with changes in the information provided to the Chief Operating Decision Maker. Prior period comparatives have been revised to conform with current year presentation with an offsetting impact between the Marketing and the Chemicals and Products segment (see below). Also, from the first quarter 2024, Shell's longer-term innovation portfolio is managed centrally and hence reported as part of the Corporate segment (previously all other segments). Prior period comparatives have been revised to conform with current year presentation with an offsetting impact on all the other segments (see below).

Shell plc            Unaudited Condensed Interim Financial Report            15

Quarters			$ million
Q1 2024	Q4 2023	Q1 2023
			Third-party revenue
9,195	10,437	10,932	Integrated Gas
1,759	1,263	2,062	Upstream
30,041	31,761	32,045	Marketing[2]
23,735	24,957	26,290	Chemicals and Products[2]
7,737	10,302	15,619	Renewables and Energy Solutions
11	11	12	Corporate
72,478	78,732	86,959	Total third-party revenue[1]
			Inter-segment revenue
2,404	2,614	3,534	Integrated Gas
10,287	10,948	11,146	Upstream
1,355	1,243	1,327	Marketing[2]
10,312	10,163	10,793	Chemicals and Products[2]
1,005	1,567	1,475	Renewables and Energy Solutions
—	—	—	Corporate
			CCS earnings
2,761	1,733	2,412	Integrated Gas
2,272	2,151	2,789	Upstream
774	226	1,184	Marketing[2]
1,157	(1,828)	1,753	Chemicals and Products[2]
553	(272)	2,205	Renewables and Energy Solutions
(354)	(629)	(1,082)	Corporate[3]
7,163	1,381	9,262	Total CCS earnings[4]
1.Includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives. First quarter 2024 included income of $1,643 million (fourth quarter 2023: $3,021 million income; first quarter 2023: $4,809 million income). This amount includes both the reversal of prior gains of $257 million (fourth quarter 2023: $711 million gains; first quarter 2023: $1,369 million gains) related to sales contracts and prior losses of $235 million (fourth quarter 2023: $248 million losses; first quarter 2023: $772 million losses) related to purchase contracts that were previously recognised and where physical settlement took place in the first quarter 2024.
2.From January 1, 2024, onwards Wholesale commercial fuels has been reallocated from the Chemicals and Products segment to the Marketing segment. Comparatives for the fourth quarter 2023 and the first quarter 2023 have been reclassified accordingly, by $5,333 million and $5,766 million respectively for Third-party revenue and by $82 million and $47 million respectively for CCS earnings to conform with current period presentation. For Inter-segment revenue the reallocation and revision of comparative figures for the fourth quarter 2023 and the first quarter 2023 led to an increase in inter-segment revenue in the Marketing segment of $1,058 million and $1,164 million respectively and an increase in the Chemicals and Products segment of $9,553 million and $10,228 million respectively.
3.From January 1, 2024, onwards costs for Shell's centrally managed longer-term innovation portfolio are reported as part of the Corporate segment. Prior period comparatives for Corporate for the fourth quarter 2023 and the first quarter 2023 have been revised by $42 million and $18 million respectively, with a net offsetting impact in all other segments to conform with current period presentation.
4.See Note 3 "Reconciliation of income for the period to CCS Earnings, Operating expenses and Total Debt".

CASH CAPITAL EXPENDITURE BY SEGMENT
Cash capital expenditure is a measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.
Shell plc            Unaudited Condensed Interim Financial Report            16

Quarters			$ million
Q1 2024	Q4 2023	Q1 2023
			Capital expenditure
858	1,034	697	Integrated Gas
1,766	2,547	1,752	Upstream
427	1,383	2,728	Marketing[1]
474	983	559	Chemicals and Products[1]
421	932	375	Renewables and Energy Solutions
34	81	50	Corporate
3,980	6,960	6,161	Total capital expenditure
			Add: Investments in joint ventures and associates
184	162	116	Integrated Gas
244	(111)	118	Upstream
38	2	9	Marketing
26	2	2	Chemicals and Products
8	56	46	Renewables and Energy Solutions
–	(2)	16	Corporate
500	109	307	Total investments in joint ventures and associates
			Add: Investments in equity securities
–	–	–	Integrated Gas
–	–	–	Upstream
–	–	–	Marketing
–	–	–	Chemicals and Products
10	38	19	Renewables and Energy Solutions
3	6	14	Corporate
13	44	33	Total investments in equity securities
			Cash capital expenditure
1,041	1,196	813	Integrated Gas
2,010	2,436	1,870	Upstream
465	1,385	2,737	Marketing[1]
500	986	561	Chemicals and Products[1]
438	1,026	440	Renewables and Energy Solutions
37	85	81	Corporate
4,493	7,113	6,501	Total Cash capital expenditure
1.From January 1, 2024, onwards Wholesale commercial fuels has been reallocated from the Chemicals and Products segment to the Marketing segment. Comparatives for the fourth quarter 2023 and the first quarter 2023 have been reclassified accordingly by $46 million and $52 million respectively for capital expenditure and cash capital expenditure to conform with current period presentation.
Shell plc            Unaudited Condensed Interim Financial Report            17

3.Reconciliation of income for the period to CCS Earnings, Operating expenses and Total Debt
RECONCILIATION OF INCOME FOR THE PERIOD TO CCS EARNINGS

Quarters			$ million
Q1 2024	Q4 2023	Q1 2023
7,358	474	8,709	Income/(loss) attributable to Shell plc shareholders
82	62	64	Income/(loss) attributable to non-controlling interest
7,439	536	8,772	Income/(loss) for the period
			Current cost of supplies adjustment:
(332)	1,089	647	Purchases
84	(263)	(171)	Taxation
(28)	19	13	Share of profit/(loss) of joint ventures and associates
(276)	846	489	Current cost of supplies adjustment
			Of which:
(264)	811	481	Attributable to Shell plc shareholders
(12)	34	8	Attributable to non-controlling interest
7,163	1,381	9,262	CCS earnings
			Of which:
7,093	1,285	9,190	CCS earnings attributable to Shell plc shareholders
70	97	72	CCS earnings attributable to non-controlling interest
RECONCILIATION OF OPERATING EXPENSES

Quarters			$ million
Q1 2024	Q4 2023	Q1 2023
5,810	6,807	6,008	Production and manufacturing expenses
2,975	3,621	3,051	Selling, distribution and administrative expenses
212	469	253	Research and development
8,997	10,897	9,312	Operating expenses
RECONCILIATION OF TOTAL DEBT

Quarters			$ million
Q1 2024	Q4 2023	Q1 2023
March 31, 2024	December 31, 2023	March 31, 2023
11,046	9,931	9,044	Current debt
68,886	71,610	76,098	Non-current debt
79,931	81,541	85,142	Total debt
4.    Earnings per share
EARNINGS PER SHARE

Quarters
Q1 2024	Q4 2023	Q1 2023
7,358	474	8,709	Income/(loss) attributable to Shell plc shareholders ($ million)

			Weighted average number of shares used as the basis for determining:
6,440.1	6,558.3	6,918.9	Basic earnings per share (million)
6,504.3	6,631.1	6,982.1	Diluted earnings per share (million)
Shell plc            Unaudited Condensed Interim Financial Report            18

5.    Share capital
ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH

	Number of shares	Nominal value ($ million)
At January 1, 2024	6,524,109,049	544
Repurchases of shares	(88,893,999)	(7)
At March 31, 2024	6,435,215,050	537
At January 1, 2023	7,003,503,393	584
Repurchases of shares	(146,672,469)	(12)
At March 31, 2023	6,856,830,924	572
At Shell plc’s Annual General Meeting on May 23, 2023, the Board was authorised to allot ordinary shares in Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Shell plc, up to an aggregate nominal amount of approximately €161 million (representing approximately 2,307 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 22, 2024, or the end of the Annual General Meeting to be held in 2024, unless previously renewed, revoked or varied by Shell plc in a general meeting.
6.    Other reserves
OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2024	37,298	154	236	1,308	(17,851)	21,145
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	(1,420)	(1,420)
Transfer from other comprehensive income	—	—	—	—	138	138
Repurchases of shares	—	—	7	—	—	7
Share-based compensation	—	—	—	(426)	—	(426)
At March 31, 2024	37,298	154	244	882	(19,132)	19,445
At January 1, 2023	37,298	154	196	1,140	(17,656)	21,132
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	250	250
Transfer from other comprehensive income	—	—	—	—	(114)	(114)
Repurchases of shares	—	—	12	—	—	12
Share-based compensation	—	—	—	(372)	—	(372)
At March 31, 2023	37,298	154	209	767	(17,519)	20,908
The merger reserve and share premium reserve were established as a consequence of Shell plc (formerly Royal Dutch Shell plc) becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.
7.    Derivative financial instruments and debt excluding lease liabilities
As disclosed in the Consolidated Financial Statements for the year ended December 31, 2023, presented in the Annual Report and Accounts and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at March 31, 2024, are consistent with those used in the year ended December 31, 2023, though the carrying amounts of derivative financial instruments have changed since that date. The movement of the derivative financial instruments between December 31, 2023 and March 31, 2024 is a decrease of $2,368 million for the current assets and a decrease of $610 million for the current liabilities.
Shell plc            Unaudited Condensed Interim Financial Report            19

The table below provides the comparison of the fair value with the carrying amount of debt excluding lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.
DEBT EXCLUDING LEASE LIABILITIES

$ million
	March 31, 2024	December 31, 2023
Carrying amount	53,046	53,832
Fair value¹	49,744	50,866
1.    Mainly determined from the prices quoted for these securities.
8. Other notes to the unaudited Condensed Consolidated Interim Financial Statements
Consolidated Statement of Income

Interest and other income

Quarters			$ million
Q1 2024	Q4 2023	Q1 2023
907	631	481	Interest and other income/(expenses)
			Of which:
588	595	500	Interest income
23	14	—	Dividend income (from investments in equity securities)
10	222	45	Net gains/(losses) on sales and revaluation of non-current assets and businesses
66	(398)	(236)	Net foreign exchange gains/(losses) on financing activities
219	199	171	Other
Depreciation, depletion and amortisation

Quarters			$ million
Q1 2024	Q4 2023	Q1 2023
5,881	11,221	6,285	Depreciation, depletion and amortisation
			Of which:
5,654	5,986	5,697	Depreciation
382	5,508	589	Impairments
(154)	(273)	—	Impairment reversals
Impairments recognised in the first quarter 2024 of $382 million pre-tax ($332 million post-tax) include various smaller impairments in various segments. Impairments recognised in the fourth quarter 2023 of $5,508 million pre-tax ($4,044 million post-tax) related to various assets in Chemicals and Products ($2,490 million), Upstream ($1,161 million), Integrated Gas ($873 million), Renewables and Energy Solutions ($614 million) and Marketing ($370 million). Impairments in the first quarter 2023 mainly related to an asset in Integrated Gas.
Taxation charge/credit

Quarters			$ million
Q1 2024	Q4 2023	Q1 2023
3,604	1,099	5,582	Taxation charge/(credit)
			Of which:
3,525	1,099	5,582	Income tax excluding Pillar Two income tax
79	—	—	Income tax related to Pillar Two income tax
On June 20, 2023, the UK substantively enacted Pillar Two Model Rules, effective as from January 1, 2024.
As required by IAS 12 Income Taxes, Shell has applied the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
Shell plc            Unaudited Condensed Interim Financial Report            20

Condensed Consolidated Balance Sheet
Assets classified as held for sale

$ million
	March 31, 2024	December 31, 2023
Assets classified as held for sale	762	951
Liabilities directly associated with assets classified as held for sale	296	307
Assets classified as held for sale and associated liabilities at March 31, 2024 principally relate to an asset in Chemicals and Products in Europe, a Renewables and Energy Solutions project in North America and an asset in Marketing in Asia. The major classes of assets and liabilities classified as held for sale at March 31, 2024, are Inventories ($380 million; December 31, 2023: $463 million) and Property, plant and equipment ($228 million; December 31, 2023: $250 million).
Consolidated Statement of Cash Flows
Cash flow from operating activities - Other

Quarters			$ million
Q1 2024	Q4 2023	Q1 2023
509	(1,021)	(330)	Other
'Cash flow from operating activities - Other' for the first quarter 2024 includes $188 million of net inflows (fourth quarter 2023: $875 million net outflows; first quarter 2023: $69 million net outflows) due to the timing of payments relating to emission certificates and biofuel programmes in Europe and North America. It also includes net inflows of $253 million in relation to reversal of currency exchange losses on Cash and cash equivalents (fourth quarter 2023: net outflows of $398 million; first quarter 2023: net outflows of $288 million).

Cash flow from investing activities - Other investing cash outflows

Quarters			$ million
Q1 2024	Q4 2023	Q1 2023
(1,494)	(685)	(623)	Other investing cash outflows
'Other investing cash outflows' for the first quarter 2024 includes $645 million of debt securities acquired in the Corporate segment.

Legal proceedings and other contingencies
Shell has several matters in dispute involving Shell non-operated ventures and the Republic of Kazakhstan, including court proceedings in respect of a Sulphur permitting inspection outcome and arbitrations under the applicable production-sharing contracts. Statements of Claim have been filed in the arbitration matters, however it is not possible to reliably estimate the magnitude and timing of any possible obligations or payments in respect of the matters above or whether any payments will be due. There remains a high degree of uncertainty regarding the ultimate outcomes, as well as the potential effect on future operations, earnings, cash flows and Shell’s financial condition.
Shell plc            Unaudited Condensed Interim Financial Report            21

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES
A.Adjusted Earnings, Adjusted earnings before interest, taxes, depreciation and amortisation (“Adjusted EBITDA”) and Cash flow from operating activities
The “Adjusted Earnings” measure aims to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. These items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell’s financial results from period to period. This measure excludes earnings attributable to non-controlling interest.
We define “Adjusted EBITDA” as “Income/(loss) for the period” adjusted for current cost of supplies; identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. All items include the non-controlling interest component. Management uses this measure to evaluate Shell's performance in the period and over time.

	Quarters
$ million	Q1 2024	Q4 2023	Q1 2023
Income/(loss) attributable to Shell plc shareholders	7,358	474	8,709
Income/(loss) attributable to non-controlling interest	82	62	64
Add: Current cost of supplies adjustment attributable to Shell plc shareholders	(264)	811	481
Add: Current cost of supplies adjustment attributable to non-controlling interest	(12)	34	8
CCS earnings	7,163	1,381	9,262

Q1 2024	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
CCS earnings	7,163	2,761	2,272	774	1,157	553	(354)
Less: Identified items	(641)	(919)	339	(7)	(458)	390	14
Less: CCS earnings attributable to non-controlling interest	70
Add: Identified items attributable to non-controlling interest	—
Adjusted Earnings	7,734
Add: Non-controlling interest	70
Adjusted Earnings plus non-controlling interest	7,804	3,680	1,933	781	1,615	163	(368)
Add: Taxation charge/(credit) excluding tax impact of identified items	4,124	996	2,522	358	338	—	(91)
Add: Depreciation, depletion and amortisation excluding impairments	5,654	1,410	2,727	535	870	106	6
Add: Exploration well write-offs	554	8	546
Add: Interest expense excluding identified items	1,163	42	169	12	17	1	922
Less: Interest income	588	—	10	—	14	4	560
Adjusted EBITDA	18,711	6,136	7,888	1,686	2,826	267	(92)
Less: Current cost of supplies adjustment before taxation	(360)			(153)	(207)
Joint ventures and associates (dividends received less profit)	(582)	(197)	(546)	93	56	13	—
Derivative financial instruments	306	(1,080)	(3)	(39)	(402)	1,978	(149)
Taxation paid	(2,616)	(467)	(1,802)	(175)	(19)	(244)	91
Other	(97)	45	(231)	393	(378)	(30)	104
(Increase)/decrease in working capital	(2,752)	275	421	(792)	(2,639)	481	(499)
Cash flow from operating activities	13,330	4,712	5,727	1,319	(349)	2,466	(545)

Shell plc            Unaudited Condensed Interim Financial Report            22

Q4 2023	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
CCS earnings	1,381	1,733	2,151	226	(1,828)	(272)	(629)
Less: Identified items	(6,033)	(2,235)	(909)	(567)	(1,857)	(445)	(19)
Less: CCS earnings attributable to non-controlling interest	97
Add: Identified items attributable to non-controlling interest	(11)
Adjusted Earnings	7,306
Add: Non-controlling interest	108
Adjusted Earnings plus non-controlling interest	7,414	3,968	3,060	794	29	173	(609)
Add: Taxation charge/(credit) excluding tax impact of identified items	2,121	1,065	1,560	128	(271)	(4)	(358)
Add: Depreciation, depletion and amortisation excluding impairments	5,986	1,457	2,951	569	915	89	6
Add: Exploration well write-offs	243	63	180	—	—	—	—
Add: Interest expense excluding identified items	1,165	36	135	10	21	1	961
Less: Interest income	595	4	14	1	24	7	544
Adjusted EBITDA	16,335	6,584	7,872	1,500	670	253	(544)
Less: Current cost of supplies adjustment before taxation	1,109			572	537
Joint ventures and associates (dividends received less profit)	246	208	(250)	32	225	29	1
Derivative financial instruments	(1,030)	(1,596)	52	4	293	(268)	487
Taxation paid	(3,604)	(731)	(2,015)	(282)	(270)	(413)	108
Other	(947)	(229)	388	(508)	(422)	146	(322)
(Increase)/decrease in working capital	2,683	(639)	(260)	1,593	1,191	(1,012)	1,810
Cash flow from operating activities	12,575	3,597	5,787	1,767	1,150	(1,265)	1,540

Shell plc            Unaudited Condensed Interim Financial Report            23

Q1 2023	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
CCS earnings	9,262	2,412	2,789	1,184	1,753	2,205	(1,082)
Less: Identified items	(456)	(2,506)	(21)	238	46	1,810	(24)
Less: CCS earnings attributable to non-controlling interest	72
Add: Identified items attributable to non-controlling interest	—
Adjusted Earnings	9,646
Add: Non-controlling interest	72
Adjusted Earnings plus non-controlling interest	9,718	4,919	2,810	946	1,707	395	(1,058)
Add: Taxation charge/(credit) excluding tax impact of identified items	5,118	1,096	2,867	298	348	170	339
Add: Depreciation, depletion and amortisation excluding impairments	5,697	1,440	2,809	465	866	112	4
Add: Exploration well write-offs	235	—	235	—	—	—	—
Add: Interest expense excluding identified items	1,164	30	133	5	3	1	991
Less: Interest income	500	—	5	—	9	1	485
Adjusted EBITDA	21,432	7,484	8,849	1,714	2,915	676	(207)
Less: Current cost of supplies adjustment before taxation	660			334	326
Joint ventures and associates (dividends received less profit)	(481)	(46)	(514)	79	(11)	10	1
Derivative financial instruments	(1,786)	(2,417)	10	(5)	799	(143)	(30)
Taxation paid	(3,144)	(884)	(2,019)	(73)	(148)	(6)	(14)
Other	(556)	(37)	(14)	64	(194)	(23)	(352)
(Increase)/decrease in working capital	(646)	2,186	(505)	656	(1,759)	577	(1,800)
Cash flow from operating activities	14,159	6,286	5,808	2,101	1,275	1,091	(2,403)
Shell plc            Unaudited Condensed Interim Financial Report            24

Identified Items
Identified items comprise: divestment gains and losses, impairments, redundancy and restructuring, provisions for onerous contracts, fair value accounting of commodity derivatives and certain gas contracts and the impact of exchange rate movements and inflationary adjustments on certain deferred tax balances, and other items. Identified items in the tables below are presented on a net basis.

Q1 2024	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	10	(3)	27	(15)	(9)	10	—
Impairment reversals/(impairments)	(227)	(8)	(96)	(4)	(178)	59	—
Redundancy and restructuring	(74)	(1)	(13)	(20)	(18)	(15)	(6)
Provisions for onerous contracts	—	—	—	—	—	—	—
Fair value accounting of commodity derivatives and certain gas contracts	(1,079)	(1,068)	(2)	6	(416)	400	—
Other	126	4	38	23	45	16	—
Total identified items included in Income/(loss) before taxation	(1,244)	(1,075)	(46)	(11)	(575)	469	(6)
Less: total identified items included in Taxation charge/(credit)	(604)	(157)	(385)	(4)	(118)	80	(20)
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	(4)	(2)	10	(11)	(7)	6	—
Impairment reversals/(impairments)	(186)	(5)	(102)	(3)	(152)	77	—
Redundancy and restructuring	(53)	(1)	(9)	(15)	(14)	(11)	(4)
Provisions for onerous contracts	—	—	—	—	—	—	—
Fair value accounting of commodity derivatives and certain gas contracts	(896)	(887)	—	5	(319)	306	—
Impact of exchange rate movements and inflationary adjustments on tax balances	403	(27)	412	—	—	—	18
Other	95	3	28	17	34	12	—
Impact on CCS earnings	(641)	(919)	339	(7)	(458)	390	14
Impact on CCS earnings attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on CCS earnings attributable to Shell plc shareholders	(641)	(919)	339	(7)	(458)	390	14
Shell plc            Unaudited Condensed Interim Financial Report            25

Q4 2023	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	222	(21)	134	(30)	(33)	168	5
Impairment reversals/(impairments)	(5,348)	(873)	(988)	(460)	(2,391)	(636)	—
Redundancy and restructuring	(275)	(1)	(11)	(128)	(102)	(31)	(2)
Provisions for onerous contracts	—	—	—	—	—	—	—
Fair value accounting of commodity derivatives and certain gas contracts	(1,357)	(1,708)	60	(47)	199	138	—
Other	(33)	57	(170)	2	77	—	—
Total identified items included in Income/(loss) before taxation	(6,792)	(2,545)	(974)	(664)	(2,250)	(361)	2
Less: total identified items included in Taxation charge/(credit)	(759)	(309)	(65)	(96)	(394)	84	22
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	227	(13)	128	(23)	(26)	158	3
Impairment reversals/(impairments)	(3,935)	(547)	(454)	(415)	(1,968)	(551)	—
Redundancy and restructuring	(206)	—	(6)	(96)	(78)	(24)	(1)
Provisions for onerous contracts	—	—	—	—	—	—	—
Fair value accounting of commodity derivatives and certain gas contracts	(1,336)	(1,587)	21	(34)	138	125	—
Impact of exchange rate movements and inflationary adjustments on tax balances	(363)	31	(373)	—	—	—	(21)
Other	(419)	(119)	(225)	2	77	(154)	—
Impact on CCS earnings	(6,033)	(2,235)	(909)	(567)	(1,857)	(445)	(19)
Impact on CCS earnings attributable to non-controlling interest	(11)	—	—	(11)	—	—	—
Impact on CCS earnings attributable to Shell plc shareholders	(6,022)	(2,235)	(909)	(556)	(1,857)	(445)	(19)
Shell plc            Unaudited Condensed Interim Financial Report            26

Q1 2023	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	45	9	48	(7)	(12)	6	—
Impairment reversals/(impairments)	(592)	(374)	(111)	1	(95)	(12)	—
Redundancy and restructuring	(10)	(3)	1	(7)	—	2	(3)
Provisions for onerous contracts	(24)	—	—	—	(24)	—	—
Fair value accounting of commodity derivatives and certain gas contracts	551	(2,367)	293	44	183	2,398	—
Other	208	—	(2)	210	—	—	—
Total identified items included in Income/(loss) before taxation	178	(2,735)	228	241	52	2,395	(3)
Less: total identified items included in Taxation charge/(credit)	635	(228)	249	2	6	584	21
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	67	6	70	(6)	(9)	6	—
Impairment reversals/(impairments)	(457)	(262)	(111)	—	(72)	(12)	—
Redundancy and restructuring	(5)	(2)	3	(5)	—	2	(2)
Provisions for onerous contracts	(18)	—	—	—	(18)	—	—
Fair value accounting of commodity derivatives and certain gas contracts	(114)	(2,188)	73	41	145	1,815	—
Impact of exchange rate movements and inflationary adjustments on tax balances	14	(12)	48	—	—	—	(22)
Other	55	(49)	(105)	209	—	—	—
Impact on CCS earnings	(456)	(2,506)	(21)	238	46	1,810	(24)
Impact on CCS earnings attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on CCS earnings attributable to Shell plc shareholders	(456)	(2,506)	(21)	238	46	1,810	(24)
The identified items categories above may include after-tax impacts of identified items of joint ventures and associates which are fully reported within "Share of profit/(loss) of joint ventures and associates" in the Consolidated Statement of Income, and fully reported as identified items included in Income/(loss) before taxation in the table above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of underlying operating expenses (Reference F).
Provisions for onerous contracts: Provisions for onerous contracts that relate to businesses that Shell has exited or to redundant assets or assets that cannot be used.
Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period, or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.
Impact of exchange rate movements and inflationary adjustments on tax balances represents the impact on tax balances of exchange rate movements and inflationary adjustments arising on (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses (this primarily impacts the Upstream and Integrated Gas segments) and (b)
Shell plc            Unaudited Condensed Interim Financial Report            27

the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).
Other identified items represent other credits or charges that based on Shell management's assessment hinder the comparative understanding of Shell's financial results from period to period.
B.    Adjusted Earnings per share
Adjusted Earnings per share is calculated as Adjusted Earnings (see Reference A), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 4).
C.    Cash capital expenditure
Cash capital expenditure represents cash spent on maintaining and developing assets as well as on investments in the period. Management regularly monitors this measure as a key lever to delivering sustainable cash flows. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash Flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.
See Note 2 “Segment information” for the reconciliation of cash capital expenditure.
D.    Return on average capital employed
Return on average capital employed ("ROACE") measures the efficiency of Shell’s utilisation of the capital that it employs. Effective first quarter 2024, the definition of capital employed has been amended to reflect the deduction of cash and cash equivalents. In addition, the numerator applied to ROACE on an Adjusted Earnings plus non-controlling interest basis has been amended to remove interest on cash and cash equivalents for consistency with the revised capital employed definition. Comparative information has been revised to reflect the updated definition.

Also, the presentation of ROACE on a net income basis has been discontinued, as this measure is not routinely used by management in assessing the efficiency of capital employed.
The measure refers to Capital employed which consists of total equity, current debt, and non-current debt reduced by cash and cash equivalents.
Management believes that the updated methodology better reflects Shell’s approach to managing capital employed, including the management of cash and cash equivalents alongside total debt and equity as part of the financial framework.
In this calculation, the sum of Adjusted Earnings (see Reference A) plus non-controlling interest (NCI) excluding identified items for the current and previous three quarters, adjusted for after-tax interest expense and after-tax interest income, is expressed as a percentage of the average capital employed excluding cash and cash equivalents for the same period.

$ million	Quarters
	Q1 2024	Q4 2023	Q1 2023
Adjusted Earnings - current and previous three quarters (Reference A)	26,338	28,250	40,387
Add: Income/(loss) attributable to NCI - current and previous three quarters	295	277	426
Add: Current cost of supplies adjustment attributable to NCI - current and previous three quarters	(24)	(5)	(19)
Less: Identified items attributable to NCI (Reference A) - current and previous three quarters	(11)	(11)	15
Adjusted Earnings plus NCI excluding identified items - current and previous three quarters	26,620	28,534	40,778
Add: Interest expense after tax - current and previous three quarters	2,718	2,728	2,189
Less: Interest income after tax on cash and cash equivalents - current and previous three quarters	1,368	1,287	700
Adjusted Earnings plus NCI excluding identified items before interest expense and interest income - current and previous three quarters	27,971	29,975	42,267
Capital employed – opening	238,598	236,146	227,221
Capital employed – closing	228,286	231,128	238,598
Capital employed - average	233,442	233,637	232,909
ROACE on an Adjusted Earnings plus NCI basis	12.0%	12.8%	18.1%
Shell plc            Unaudited Condensed Interim Financial Report            28

E.    Gearing and Net debt
Gearing is a measure of Shell’s capital structure and is defined as net debt as a percentage of total capital. Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate.

$ million
	March 31, 2024	December 31, 2023	March 31, 2023
Current debt	11,046	9,931	9,044
Non-current debt	68,886	71,610	76,098
Total debt	79,931	81,541	85,142
Of which lease liabilities	26,885	27,709	27,797
Add: Debt-related derivative financial instruments: net liability/(asset)	1,888	1,835	2,740
Add: Collateral on debt-related derivatives: net liability/(asset)	(1,357)	(1,060)	(1,583)
Less: Cash and cash equivalents	(39,949)	(38,774)	(42,074)
Net debt	40,513	43,542	44,224
Add: Total equity	188,304	188,362	195,530
Total capital	228,817	231,902	239,754
Gearing	17.7%	18.8%	18.4%
F.    Operating expenses and Underlying operating expenses
Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.
Underlying operating expenses is a measure aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors.
Shell plc            Unaudited Condensed Interim Financial Report            29

Quarters			$ million
Q1 2024	Q4 2023	Q1 2023
5,810	6,807	6,008	Production and manufacturing expenses
			Of which:
956	1,187	1,135	Integrated Gas
2,269	2,595	2,231	Upstream
366	433	374	Marketing
1,634	1,815	1,736	Chemicals and Products
579	732	519	Renewables and Energy Solutions
5	44	13	Corporate
2,975	3,621	3,051	Selling, distribution and administrative expenses
			Of which:
62	39	22	Integrated Gas[1]
58	109	87	Upstream[1]
2,188	2,520	2,088	Marketing[1]
420	530	528	Chemicals and Products[1]
158	271	244	Renewables and Energy Solutions[1]
89	153	81	Corporate[1]
212	469	253	Research and development
			Of which:
26	42	29	Integrated Gas[1]
58	102	66	Upstream[1]
34	67	56	Marketing[1]
34	52	39	Chemicals and Products[1]
12	93	13	Renewables and Energy Solutions[1]
49	112	49	Corporate[1]
8,997	10,897	9,312	Operating expenses
			Of which identified items:
(73)	(274)	(9)	Redundancy and restructuring (charges)/reversal
—	(58)	(10)	(Provisions)/reversal
130	—	—	Other
57	(332)	(19)	Total identified items
9,054	10,565	9,293	Underlying operating expenses
1.From the first quarter 2024, Wholesale commercial fuels forms part of Mobility with inclusion in the Marketing segment (previously Chemicals and Products segment). Prior period comparatives have been revised to conform with current year presentation with an offsetting impact between Marketing and Chemicals and Products segments (see Note 2). Also, from the first quarter 2024, Shell's longer-term innovation portfolio is managed centrally and hence reported as part of the Corporate segment (previously all other segments). Prior period comparatives have been revised to conform with current year presentation with an offsetting impact on all the other segments (see Note 2).
G.    Free cash flow and Organic free cash flow
Free cash flow is used to evaluate cash available for financing activities, including dividend payments and debt servicing, after investment in maintaining and growing the business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities”.
Cash flows from acquisition and divestment activities are removed from Free cash flow to arrive at the Organic free cash flow, a measure used by management to evaluate the generation of free cash flow without these activities.
Shell plc            Unaudited Condensed Interim Financial Report            30

Quarters			$ million
Q1 2024	Q4 2023	Q1 2023
13,330	12,575	14,159	Cash flow from operating activities
(3,528)	(5,657)	(4,238)	Cash flow from investing activities
9,802	6,918	9,921	Free cash flow
1,025	612	1,738	Less: Divestment proceeds (Reference I)
—	—	—	Add: Tax paid on divestments (reported under "Other investing cash outflows")
62	206	2,147	Add: Cash outflows related to inorganic capital expenditure[1]
8,839	6,511	10,331	Organic free cash flow[2]
1.Cash outflows related to inorganic capital expenditure includes portfolio actions which expand Shell's activities through acquisitions and restructuring activities as reported in capital expenditure lines in the Consolidated Statement of Cash Flows.
2.Free cash flow less divestment proceeds, adding back outflows related to inorganic expenditure.
H.    Cash flow from operating activities and cash flow from operating activities excluding working capital movements
Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows: (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.
Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.

Quarters			$ million
Q1 2024	Q4 2023	Q1 2023
13,330	12,575	14,159	Cash flow from operating activities
(608)	4,088	4,217	(Increase)/decrease in inventories
(195)	(704)	5,943	(Increase)/decrease in current receivables
(1,949)	(701)	(10,806)	Increase/(decrease) in current payables[1]
(2,752)	2,683	(646)	(Increase)/decrease in working capital
16,082	9,891	14,805	Cash flow from operating activities excluding working capital movements
1.To further enhance consistency between working capital and the Balance Sheet and the Statement of Cash Flows, from January 1, 2024, onwards movements in current other provisions are recognised in 'Decommissioning and other provisions' instead of 'Increase/(decrease) in current payables'. Comparatives for the fourth quarter 2023 and first quarter 2023 have been reclassified accordingly by $653 million and $126 million respectively to conform with current period presentation.
I.    Divestment proceeds
Divestment proceeds represent cash received from divestment activities in the period. Management regularly monitors this measure as a key lever to deliver free cash flow.

Quarters			$ million
Q1 2024	Q4 2023	Q1 2023
323	540	1,479	Proceeds from sale of property, plant and equipment and businesses
133	49	257	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans
569	24	2	Proceeds from sale of equity securities
1,025	612	1,738	Divestment proceeds
Shell plc            Unaudited Condensed Interim Financial Report            31

CAUTIONARY STATEMENT
All amounts shown throughout this Unaudited Condensed Interim Financial Report are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production. The numbers presented throughout this Unaudited Condensed Interim Financial Report may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.
The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this Unaudited Condensed Interim Financial Report, “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this Unaudited Condensed Interim Financial Report, refer to entities over which Shell plc either directly or indirectly has control. The term “joint venture”, “joint operations”, “joint arrangements”, and “associates” may also be used to refer to a commercial arrangement in which Shell has a direct or indirect ownership interest with one or more parties. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.
Forward-Looking Statements
This Unaudited Condensed Interim Financial Report contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”; “ambition”; ‘‘anticipate’’; ‘‘believe’’; “commit”; “commitment”; ‘‘could’’; ‘‘estimate’’; ‘‘expect’’; ‘‘goals’’; ‘‘intend’’; ‘‘may’’; “milestones”; ‘‘objectives’’; ‘‘outlook’’; ‘‘plan’’; ‘‘probably’’; ‘‘project’’; ‘‘risks’’; “schedule”; ‘‘seek’’; ‘‘should’’; ‘‘target’’; ‘‘will’’; “would” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Unaudited Condensed Interim Financial Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak, regional conflicts, such as the Russia-Ukraine war, and a significant cybersecurity breach; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this Unaudited Condensed Interim Financial Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2023 (available at www.shell.com/investors/news-and-filings/sec-filings.html and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this Unaudited Condensed Interim Financial Report and should be considered by the reader. Each forward-looking statement speaks only as of the date of this Unaudited Condensed Interim Financial Report, May 2, 2024. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Unaudited Condensed Interim Financial Report.
Shell’s Net Carbon Intensity
Also, in this Unaudited Condensed Interim Financial Report we may refer to Shell’s “Net Carbon Intensity” (NCI), which includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell’s NCI also includes the emissions associated with the production and use of energy products produced by others which Shell
Shell plc            Unaudited Condensed Interim Financial Report            32

purchases for resale. Shell only controls its own emissions. The use of the terms Shell’s “Net Carbon Intensity” or NCI are for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.
Shell’s Net-Zero Emissions Target
Shell’s operating plan, outlook and budgets are forecasted for a ten-year period and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and NCI targets over the next ten years. However, Shell’s operating plans cannot reflect our 2050 net-zero emissions target, as this target is currently outside our planning period. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.
Forward-Looking Non-GAAP measures
This Unaudited Condensed Interim Financial Report may contain certain forward-looking non-GAAP measures such as cash capital expenditure and divestments. We are unable to provide a reconciliation of these forward-looking non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.
The contents of websites referred to in this Unaudited Condensed Interim Financial Report do not form part of this Unaudited Condensed Interim Financial Report.
We may have used certain terms, such as resources, in this Unaudited Condensed Interim Financial Report that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.
This Unaudited Condensed Interim Financial Report contains inside information.
May 2, 2024
The information in this Unaudited Condensed Interim Financial Report reflects the unaudited consolidated interim financial position and results of Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.
Contacts:
- Caroline J.M. Omloo, Company Secretary
- Media: International +44 (0) 207 934 5550; USA +1 832 337 4355
LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Inside Information
Shell plc            Unaudited Condensed Interim Financial Report            33

APPENDIX
LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE MONTHS ENDED MARCH 31, 2024
▪Cash and cash equivalents increased to $39.9 billion at March 31, 2024, from $38.8 billion at December 31, 2023.
▪Cash flow from operating activities was an inflow of $13.3 billion for the first quarter 2024, which included a negative working capital movement of $2.8 billion.
▪Cash flow from investing activities was an outflow of $3.5 billion for the first quarter 2024, mainly driven by capital expenditure of $4.0 billion and other investing cash outflows of $1.5 billion, partly offset by divestment proceeds of $1.0 billion and other investing cash inflows of $0.9 billion.
▪Cash flow from financing activities was an outflow of $8.2 billion for the first quarter 2024, mainly driven by repurchases of shares of $2.8 billion, dividend payments to Shell plc shareholders of $2.2 billion, and debt repayments of $1.5 billion.
▪Total current and non-current debt decreased to $79.9 billion at March 31, 2024, compared with $81.5 billion at December 31, 2023. Total debt excluding lease liabilities decreased by $0.8 billion and the carrying amount of lease liabilities decreased by $0.8 billion. In the first quarter 2024, Shell issued no debt under the US shelf registration or under the Euro medium-term note programmes.
▪Cash dividends paid to Shell plc shareholders were $2.2 billion in the first quarter 2024, compared with $2.0 billion in the first quarter 2023.
▪Dividends of $0.3440 per share are announced on May 2, 2024, in respect of the first quarter 2024. These dividends are payable on June 24, 2024.
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CAPITALISATION AND INDEBTEDNESS
The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at March 31, 2024. This information is derived from the Unaudited Condensed Consolidated Interim Financial Statements.

CAPITALISATION AND INDEBTEDNESS	$ million
March 31, 2024
Equity attributable to Shell plc shareholders	186,565

Current debt	11,046
Non-current debt	68,886
Total debt[A]	79,931
Total capitalisation	266,496
[A] Of the total carrying amount of debt at March 31, 2024, $52.8 billion was unsecured, $27.2 billion was secured. $47.9 billion was issued by Shell International Finance B.V., a 100%-owned subsidiary of Shell plc with its debt guaranteed by Shell plc (December 31, 2023: $48.4 billion) and $3.8 billion (December 31, 2023: $3.8 billion) was issued by BG Energy Capital Plc, a 100%-owned subsidiary of Shell plc with $2.9 billion (December 31, 2023: $2.9 billion) of its debt guaranteed by Shell plc.
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